Exhibit 2.2

AMENDMENT To

STOCK PURCHASE AGREEMENT

THIS AMENDMENT TO STOCK PURCHASE AGREEMENT (this “Amendment”) is made effective as of February 1, 2019, by and between EVO Equipment Leasing, LLC, a Delaware limited liability company (“Buyer”), John Lampsa, an individual resident of Wisconsin, and Ursula Lampsa, an individual resident of Wisconsin (together with John Lampsa, the “Equity Holders” and each, an “Equity Holder”). Capitalized terms used herein and not otherwise defined have the meanings given to such terms in in the Original Agreement (as defined below).

RECITALS

A. The Equity Holders and the Buyer entered into that certain Stock Purchase Agreement dated December 15, 2018 (the “Original Agreement”).

B. The Parties desire to amend the Original Agreement as set forth herein.

AGREEMENTS

In consideration of the promises herein, the recitals set forth above, which are incorporated into this Amendment by this reference, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment agree as follows:

1. Amendments of Section 1.2.

Subsection (b) of Section 1.2 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

(b) plus assumption or payoff by Buyer of an estimated amount of $12,000,000 of indebtedness, which assumed indebtedness will remain outstanding at Closing, provided that the Equity Holders are released from any and all personal guarantees guarantying any such indebtedness. In the event a personal guaranty of an Equity Holder cannot or will not be released by a lender, Buyer agrees that such indebtedness will be refinanced or paid off in a manner necessary to release any personal guarantees of Equity Holders. In the event that such indebtedness is not refinanced or paid off at or before Closing in a manner necessary to release any personal guarantees of Equity Holders, Buyer will indemnify the Equity Holders as provided in Section 6.2(a).

Subsection (c) of Section 1.2 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

(c) plus a promissory note in the aggregate amount of the JB Lease Loan (estimated at $6,430,000) issued by Buyer to the Equity Holders (the “JB Lease Note”). The JB Lease Note shall be interest-free for the period beginning on the date of Closing until the earlier of (i) payoff, or (ii) June 1, 2019 and shall be secured by Equity Interests. In the event the JB Lease Note is not paid in full prior to June 1, 2019, the JB Lease Note will then provide for monthly principal and interest payments of $50,000.00 by Buyer or the Company to Equity Holders with the first payment due on June 1, 2019, accruing interest of a rate of 9% per annum, with interest payable in advance. Any payment shall apply first to interest then to principal. The JB Lease Note will be secured by a collateral pledge agreement of Buyer’s equity interests in the Company and in Ursa Major Corporation and shall be due and payable in full by August 31, 2020. The JB Lease Note is further subject to Section 3.11, below.

2. Waiver of Section 2.3(c). Equity Holders agree to waive the requirements set forth in Section 2.3(c) of the Original Agreement as a condition to Closing.

3. Amendment of Section 3.11. Section 3.11 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

3.11 JB Lease Note. If the Buyer raises Fifteen Million Dollars ($15,000,000) or more in one or a series of private or public debt or equity securities offerings before June 1, 2019, then the Buyer agrees to repay the JB Lease Note in full out of proceeds received by the Buyer from such offering or offerings by June 1, 2019.

4. Amendment of Section 6.2. Section 6.2(a) of the Original Agreement is hereby deleted in its entirety and replaced with the following:

Indemnification by Buyer. Buyer agrees that it will indemnify, defend, and hold harmless the Equity Holders, from, against and in respect of any and all Losses imposed on, sustained, incurred or suffered by or asserted against the Equity Holders directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with: (i) any breach of, or inaccuracy in, any representation or warranty of Buyer in this Agreement; (ii) a breach of any covenant or agreement of Buyer contained in this Agreement; and (iii) any personal guaranty of an Equity Holder that remains in place after Closing.

5. No Other Amendments. Except as amended hereby, the Original Agreement shall in all other respects remain in full force and effect.

6. Third Party Benefit. Nothing in this Amendment, expressed or implied, is intended to confer on any person other than the parties to this Amendment or their respective successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Amendment.

7. Governing Law and Forum. This Amendment and the legal relations among the Parties hereto will be governed by and construed in accordance with the internal substantive Laws of the State of Delaware (without regard to the Laws of conflict that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and of the United States located in Delaware, for the purposes of any such action or other proceeding arising out of this Amendment or any transaction contemplated hereby.

8. Counterparts. This Amendment may be executed simultaneously with original, facsimile, or.pdf signatures in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

***Signature Page Follows***

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to Stock Purchase Agreement to be duly executed as of the day and year first above written.

EQUITY HOLDERS:	COMPANY:

/s/ John Lampsa	EVO EQUIPMENT LEASING, LLC
John Lampsa
	By:	/s/ Damon Cuzick
/s/ Ursula Lampsa	Name:	Damon Cuzick
Ursula Lampsa	Its:	Chief Financial Officer and Secretary

Signature Page to Amendment to Stock Purchase Agreement